March 21, 2005

BY FEDERAL EXPRESS AND FACSIMILE (202) 942-9585

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549
Attention:  Daniel F. Duchovny

      Re:   The Newkirk Master Limited Partnership-
            Supplemental Response Letter dated March 16, 2005 re: Amended Schedule TO-I filed March 8, 2005
            File No. 005-79560

Gentlemen:

      We are responding on behalf of The Newkirk Master Limited Partnership (the "Partnership"), to your letter of comment dated March 18, 2005 and our telephone conversation on the same date, with respect to the above-referenced filing.

      As indicated in our previous response letters, while we have properly disclosed the ownership percentage of affiliates of the general partner and the conflicts associated therewith with respect to the offer, we do not believe that any such affiliates are offerors in accordance with Instruction K(1) of Schedule TO or bidders under rule 14d-1. The tender offer is being made solely by the Partnership, with Partnership funds and is not being made by or on behalf of any other person. The offer is an issuer tender offer for up to approximately 1.6% of the outstanding units. We have disclosed in the Offer to Purchase that affiliates of the general partner do not intend to tender their units in the offer. Accordingly, any benefits received by such affiliates as a result of the offer will be received by all other non-tendering unitholders in proportion to the their units in the Partnership. We note, in particular, the following disclosure set forth in the Offer to Purchase under "Section 7- Effects of the Offer":

      "Currently, affiliates of the general partner hold a 80.4% limited partner interest in your partnership. No units will be purchased from affiliates of the general partner in this offer. If all the units sought in this offer are tendered, the ownership interest of such affiliates would increase to approximately 81.7%. Presently, as a result of the ownership of 80.4% of the units, affiliates of the general partner have the ability to control substantially all votes of the limited partners. The offer will have no effect on this control."

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Securities and Exchange Commission
March 21, 2005
Page 2


      In response to your request for information regarding the Partnership's agreement of limited partnership (the "Partnership Agreement"), the Partnership Agreement, which was filed as exhibit 4.1 to the Partnership's Registration Statement on Form 10 on April 30, 2003, grants the general partner broad control over the Partnership's affairs and grants limited partners limited approval rights. In particular, Section 7.1 of the Partnership Agreement provides as follows:

      "A. Powers of General Partner. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership."

      Section 7.1 of the Partnership Agreement goes on to provide that the general partner "shall have full power and authority to do all things deemed necessary or desirable by it on such terms and conditions as the General Partner in its sole discretion deems appropriate" to conduct the business of the Partnership, including, without limitation, a long list of actions set forth in the Partnership Agreement as being in the general partner's exclusive control.
Section 7.1B goes on to provide:

      "B. No Approval of Limited Partners. Each of the Limited partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement, the [Delaware Revised Uniform Limited Partnership] Act or any applicable law, rule or regulation, to the full extent permitted under... applicable law."

      The only voting rights granted to limited partners are with respect to the following actions which may be taken by the general partner only with the consent of limited partners owning a majority of the units: amendments to the Partnership Agreement (and only if first proposed by the general partner), dissolution of the Partnership (only if first proposed by the general partner), selection of a liquidating trustee, the sale of all or substantially all of the Partnership's assets, election of a successor general partner upon withdrawal of the general partner, removal of the general partner, election to continue the Partnership in situations where the Partnership would otherwise dissolve and approval of a merger in which the Partnership is not the surviving entity (See
Section 14.3 of the Partnership Agreement).

      Finally, as we have noted in our previous response letters, we do not believe that the current applicable regulations and Staff interpretations support the notion that, in the context of an issuer tender offer governed by Rule 13e-4, a significant equity holder that is affiliated with management should be deemed a "bidder" under Rule 14d-1 or an "offeror" under Instruction K(1) of Schedule TO. In our review of tender offer filings that have been made under Rule 13e-4 over the past few years, we have found no examples of a majority equity holder being deemed a bidder or offeror where the offer was

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Securities and Exchange Commission
March 21, 2005
Page 3


being made solely by and on behalf of the issuer. Rather, in all the examples we found, the sole filing person was the issuer making the offer. In particular, we note the following examples of Schedule TO-I filings where affiliates held a majority of the equity. In all the examples, the only filing person was the issuer:

      o Mercantile Long-Short Manager Fund LLC (Schedule TO-I filed 3/1/05)- The parent of the fund's manager owned 53.05% of the interests.

      o Coast Dental Services, Inc. (Schedule TO-I filed 3/4/03)- Affiliates of management owned 52% of the outstanding shares.

      o Pubco Corporation (Schedule TO-I filed 5/23/02)- Affiliate owned 85.5%, which, if all shares sought in offer would be tendered, would increase to 86.5%.

      o Fashionmall.com, Inc. (Schedule TO-I filed 7/2/01)- CEO owned in excess of 51.5% of the shares.

Please call me at (212) 940-6348 should you have any further questions.

Sincerely yours,


/s/ Elliot Press

Elliot Press